UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Capital Southwest Corporation
(Name of Issuer)

Common Stock, $1 Par Value
(Title of Class of Securities)

140501107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON NED SHERWOOD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,938
	8	SHARED VOTING POWER 198,919
	9	SOLE DISPOSITIVE POWER 73,938
	10	SHARED DISPOSITIVE POWER 198,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 272,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON ZS CROSSOVER II GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 188,697
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 188,697
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,697
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON ZS CROSSOVER II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 106,342
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 106,342
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON ZS SPECIAL I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 82,355
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 82,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON MRMP TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,938
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 49,938
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON THE NED AND EMILY SHERWOOD FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,222
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 140501107

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 4 is hereby amended to add the following:

On February 1, 2008, Crossover II delivered a letter to the Corporate Secretary of the Issuer submitting, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), a proposal requesting that the Board immediately engage a nationally-recognized investment banking firm to evaluate strategic alternatives that would maximize shareholder value, including, but not limited to, the liquidation of certain or all of the Issuer’s underlying portfolio assets with the subsequent distribution of all proceeds to the Issuer’s shareholders.   A copy of this letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7 is hereby amended to add the following exhibit:

Item 7.                                 Material to be Filed as Exhibits.

99.1.	Letter from Crossover II to the Corporate Secretary of the Issuer, dated January 30, 2008, submitting a 14a-8 proposal for consideration at the 2008 Annual Meeting.

CUSIP NO. 140501107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2008	ZS CROSSOVER II LP

	By:	ZS Crossover II GP, L.L.C.
Its General Partner

	By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Management Committee Member

ZS SPECIAL I L.P.

By:	ZS Crossover II GP, L.L.C.
Its General Partner

By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Management Committee Member

ZS CROSSOVER II GP, L.L.C.

By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Management Committee Member

MRMP TRUST

By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Trustee

THE NED AND EMILY SHERWOOD FOUNDATION

By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Director

/s/ Ned Sherwood
NED SHERWOOD

CUSIP NO. 140501107

EXHIBIT INDEX

Exhibit		Exhibit Number

1.	Letter from Crossover II to the Corporate Secretary of the Issuer, dated January 30, 2008, submitting a 14a-8 proposal for consideration at the 2008 Annual Meeting.	99.1